Sheppard Mullin Richter & Hampton LLP

30 Rockefeller Plaza

New York, NY 10112-0015

October 4, 2017

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attention: Sharon Blume

Re:                                     Synergy Pharmaceuticals Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed March 1, 2017

Form 10-Q for the Quarterly Period Ended June 30, 2017

Filed August 9, 2017

File No. 001-35268

Dear Ms. Blume:

On behalf of Synergy Pharmaceuticals Inc., a Delaware corporation (the “Company”), we submit this letter in response to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on September 25, 2017 concerning the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2016 and Form 10-Q for the Quarterly Period Ended June 30, 2017 (collectively, the “Filings”).

All amounts are stated in thousands ($000’s), except for share and per share data, where applicable.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Notes to Condensed Consolidated Financial Statements

Note 2: Basis of Presentation, Accounting Policies and Going Concern Inventories, page 8

1.              Please tell us the amount of inventories at December 31, 2016 and June 30, 2017 in the following categories:

•                  Raw Materials;

•                  Work-in-process;

•                  Finished good in your possession;

•                  Finished goods in the distribution channel associated with your deferred revenue.

Represent to us that in future Forms 10-K and 10-Q you will disclose this information as required by Rules 5-02.6(a) and 10-01(a)(2) of Regulation S-X, respectively.

In response to the Staff’s comment, the Company has prepared the following table categorizing the carrying value of inventory at December 31, 2016 and June 30, 2017.

	December 31, 2016	June 30, 2017

Raw Materials	$5,347	$6,481
Work-in-process	$293	$4,700
Finished goods	—	$1,122

Inventory Reserve	—	$(450)

Inventories	$5,640	$11,853

Finished goods included as a component of Deferred Revenues, net		$108

Further, the Company will disclose this information as required by Rules 5-02.6(a) and 10-01(a)(2) of Regulation S-X, respectively in its future Forms 10-K and 10-Q.

Note 8: Research and Development Expense, page 13

2.              Please tell us the following information associated with the batches of inventory manufactured for sale but charged to research and development expense prior to the fourth quarter of 2016:

•                  The amount of costs associated with these batches of inventory that were charged to research and development expenses through September 30, 2016.

•                  In terms of some measure of volume, the number of units or batches on hand at each of December 31, 2016, March 31, 2017 and June 30, 2017 for which you have zero or low cost (“zero-cost inventory).

•                  The impact on your historical results of operations for the first and second quarter of 2017 in terms of what cost of goods sold and negative gross profit would have been if you had not charged the direct and indirect costs to manufacture these batches to research and development expenses.

•                  The estimated selling value of and the estimated period to sell this zero-cost inventory at each of December 31, 2016, March 31, 2017 and June 30, 2017.

•                  If the estimated periods to sell this zero-cost inventory and the inventories recorded on your balance sheet are expected to exceed your estimated product sales for the next twelve months, tell us why you reflect none of your inventory on your December 31, 2016, March 31, 2017 and June 30, 2017 balance sheets as non-current given your disclosed first-in, first-out basis of inventory accounting.

•                  If you expect a significant amount of inventory on hand and in the distribution channel at each of December 31, 2016, March 31, 2017 and June 30, 2016 to be sold after one year from each of these dates, tell us the shelf life of TRULANCE and why you believe you will be able to realize the capitalized inventory at each of these dates.

•                  If known, the estimated range of cost of goods sold as a percentage of revenue for the expected sales of inventory that you have capitalized; i.e., the normalized estimated range once you sell all your zero-cost inventory.

Separately tell us your consideration for disclosing the above information in your Management’s Discussion and Analysis.

The Company’s responses with respect to the Staff’s comment are set forth below,

•                  The total cost of pre-approval inventory charged to Research and Development expense through September 30, 2016 was $2,486.

•                  Inventory on hand for which we have low-cost carrying value at December 31, 2016, March 31, 2017 and June 30, 2017 is comprised of differing units of measure and at varying stages.  Units of measure at each stage are represented by weight, pills, packages, and/or noncomparable batch sizes. Accordingly, the Company does not believe this to be a meaningful measure.

•                  The Company reported Cost of Goods Sold of $1,805 and $2,890, and Gross Profit of ($1,707) and ($576), for the three months ended March 31, 2017 and June 30, 2017, respectively.  If the Company had capitalized pre-approval inventory (non-GAAP), the Company would have reported Cost of Goods Sold of $1,819 and $3,429, and Gross Profit of ($1,721) and ($1,115), for the three months ended March 31, 2017 and June 30, 2017, respectively.

•                  The estimated selling value of low or zero-cost inventory at December 31, 2016, March 31, 2017 and June 30, 2017 cannot be reasonably estimated during our first year of sales.  Accordingly, we are recognizing revenue based on end user patient demand.  The estimated period of time to sell the low or zero-cost inventory at each of these periods was less than 12 months.

•                  The estimated time period to sell pre-approval inventory at December 31, 2016, March 31, 2017 and June 30, 2017 was less than 12 months.  We continue to anticipate that all pre-approval inventory will be sold before 12/31/2017.

•                  The Company did not have significant inventory on hand or in the distribution channel as of December 31, 2016, March 31, 2017 and June 30, 2017 that would require more than one year to sell.  The current shelf life for TRULANCE is 18 months.

•                  At this time, the Company cannot reasonably estimate the future cost of goods sold as a percentage of net revenue.

Further, the Company determined not to discuss the above information in the Management’s Discussion and Analysis due to the difference between the Cost of Sales and Gross Profit as reported vs using proforma non-GAAP inventory cost (as described above) would not be material to the Company’s overall financial results.

Please contact me at (212) 634-3067, or in my absence Steve Cohen, at (212) 653-8166, if you have any questions about this confidential submission.

Sincerely,
/s/ Jeffrey Fessler

Jeffrey Fessler
Sheppard Mullin Richter & Hampton LLP

Cc:                             Gary G. Gemignani, Chief Financial Officer

Synergy Pharmaceuticals Inc.

Steve Cohen

Sheppard Mullin Richter & Hampton

Maria Karalis

BDO USA, LLP